Filed pursuant to Rule 433
Registration Statement No. 333-164563

Zion Oil & Gas Newsletter

November 24, 2010

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Dear Shareholder and/or Friend of Zion

The Drilling Rig at night... at the Ma'anit-Joseph #3 wellsite... November 21, 2010

As the USA celebrates Thanksgiving this week, it seems appropriate for me to offer my thanks for Zion's current situation.

There is a tremendous amount to be thankful for, but in particular:

(i) Zion's Drilling Operations

Our drilling operations at the Ma'anit-Joseph #3 wellsite have reached a depth of over 9,840 feet (3,000 meters) and drilling continues.

That is over half way to our primary target (of Permian age lithology) at a depth of approximately 19,357 feet (5,900 meters) and closing in on our secondary target (of Triassic age lithology) expected below approximately 10,827 feet (3,300 meters).

(ii) Zion's Rights Offering

Our stockholders have already subscribed to purchase over 3,370,000 Units of Zion's securities from the approximately 3,800,000 Units available under the offering. In other words, our stockholders have already subscribed to purchase almost 90% of the Units available in the rights offering.

As I noted in our press release of November 19th, in order to be fair to all and allow every qualifying stockholder, whatever the size of their holding, the chance to exercise their rights, we decided to extend the rights offering to 5:00 p.m. Eastern Standard time on December 15, 2010.

(iii) Zion's Staff

We have a great staff; they are a hard-working and dedicated team who get the job done.

To quote the 30th President of the United States, Calvin Coolidge:

“Nothing in this world can take the place of persistence. Talent will not; nothing is more common than unsuccessful people with talent. Genius will not; unrewarded genius is almost a proverb. Education will not; the world is full of educated derelicts. Persistence and determination alone are omnipotent. The slogan "press on" has solved and always will solve the problems of the human race”.

(iv) Zion's Stockholders

As Zion has literally thousands of shareholders and supporters, it isn't possible for me to meet everyone personally, but I would like you to know that all of us at Zion understand that we work for a special company with a special task in a very special country. We are dedicated to the vision of 'Oil for Israel' and will try, as best we know how, to achieve that goal.

We remain excited about the possibility of recovering hydrocarbons on our license and permit areas, onshore Israel, especially due to the U.S. Geological Survey report, published in April 2010, containing their assessment that there may be 1.7 billion barrels of recoverable oil and 122 trillion cubic feet of recoverable gas in the Levant Basin, as all of Zion's exploration rights fall within the area of the Levant Basin.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, Shalom from Israel and...

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, the total amount actually raised from the rights offering, the timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION   1-888-891-9466.

Contact Information

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More information about Zion is available at www.zionoil.com or by contacting Mike Williams at:

Zion Oil & Gas, Inc.
6510 Abrams Rd., Suite 300, Dallas, TX 75231

telephone 1-214-221-4610

email: dallas@zionoil.com